Exhibit 99.1

The financial statements for the first half year ended June 30, 2024 of Top KingWin Ltd (the “Company”, “we” or “us”) included herein have not been audited by the Company’s independent registered accounting firm.

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2024
AND DECEMBER 31, 2023
(In USD)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$3,098,787	$4,618,670
Restricted cash	-	30,310
Accounts receivable, net	297,161	504,472
Prepayments	51,394	203,126
Due from related parties	472,180	1,119,099
Other receivables	234,559	137,691
Total current assets	4,154,081	6,613,368

NON-CURRENT ASSETS
Property and equipment, net	170,972	213,891
Intangible assets, net	71,425	46,365
Operating lease right-of-use assets	246,923	353,471
Goodwill	2,973,850	2,973,850
Other non-current assets	28,541	36,164
Total non-current assets	3,491,711	3,623,741

TOTAL ASSETS	$7,645,792	$10,237,109

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	334,718	497,484
Accounts payable - related party	9,977	146,903
Operating lease liabilities - current	197,982	192,159
Advance from clients	479,327	626,851
Due to related parties	163,814	213,789
Taxes payable	10,776	64,120
Accruals and other payables	952,442	928,965
Total current liabilities	2,149,036	2,670,271

Operating lease liabilities - non-current	52,797	161,886
Total non-current liabilities	52,797	161,886

TOTAL LIABILITIES	$2,201,833	$2,832,157

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 10,963,040 and 13,963,040 shares issued and outstanding as of December 31, 2023 and June 30, 2024*	$1,396	$1,096
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2023 and June 30, 2024	379	379
Additional paid-in capital	10,016,212	8,275,034
Statutory reserve	282,545	282,545
(Accumulated deficits) Retained earnings	(4,589,136)	(928,311)
Accumulated other comprehensive loss	(267,437)	(225,791)
Total shareholders’ equity	5,443,959	7,404,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,645,792	$10,237,109

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023

TOP KINGWIN LTD
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(In USD)

	Six Months Ended
	June 30,
	2024	2023

REVENUES	1,351,121	2,814,664

COST OF REVENUES	(981,389)	(746,661)

GROSS PROFIT	369,732	2,068,003

OPERATING EXPENSES
Selling expenses	(611,938)	(1,203,472)
General and administrative expenses	(3,444,910)	(1,877,461)
Total operating expenses	(4,056,848)	(3,080,933)

LOSS FROM OPERATIONS	(3,687,116)	(1,012,930)

OTHER INCOME (EXPENSE), NET
Other income	122,261	58,524
Other expense	(35,129)	(6,638)
Total other income, net	87,132	51,886

NET LOSS BEFORE INCOME TAXES	(3,599,984)	(961,044)

Income tax expense	(60,841)	(117,629)

NET LOSS	$(3,660,825)	$(1,078,673)

Other comprehensive loss
Foreign currency translation loss	(41,646)	(65,734)

TOTAL COMPREHENSIVE LOSS	$(3,702,471)	$(1,144,407)

Basic and diluted loss per share*	$(0.21)	$(0.08)

Weighted average number of common shares outstanding - basic and diluted*	17,750,000	13,115,278

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023

TOP KINGWIN LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In USD)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(3,660,825)	$(1,078,673)
Adjustments to reconcile net income to cash (used in) operating activities:
Provision (reverse) for doubtful accounts	(14,357)	114,462
Depreciation and amortization	48,661	144,947
Non-cash operating lease expenses	106,548	-
Share-based compensation expenses	1,773,600	-
Foreign exchange gain	(42,850)	-
Deferred tax expenses	-	118,159
Changes in assets and liabilities
Accounts receivable	238,212	(761,458)
Other receivables	(96,868)	(68,925)
Prepayments	151,732	(366,835)
Accounts receivable - related party	-	(379,248)
Due from related parties	(234,387)	-
Other non-current assets	7,623	1,971
Accounts payable	(162,766)	257,028
Accruals and other payables	23,477	1,026,012
Advance from clients	(147,524)	423,795
Taxes payable	(53,344)	43,880
Operating lease liabilities	(103,266)	(102,504)
Net cash used in operating activities	(2,166,334)	(627,389)
Cash flows from investing activities
Purchase of property and equipment	(5,690)	13,284
Purchase of intangible assets	(29,761)	(4,028,815)
Net cash used in investing activities	(35,451)	(4,015,531)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	-	8,047,056
Due from related parties	881,306	-
Due to related parties	(186,901)	(1,099,907)
Net cash provided by financing activities	694,405	6,947,149

Effect of exchange rates on cash	(42,813)	(65,734)

Net increase (decrease) in cash and restricted cash	(1,550,193)	2,238,495

Cash and restricted cash at beginning of period	4,648,980	2,654,185

Cash and restricted cash at end of period	$3,098,787	$4,892,680

Cash at end of period	$3,098,787	$4,892,680
Restricted cash at end of period	-	-
Cash and restricted cash at end of period	$3,098,787	$4,892,680
Supplemental disclosure information
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$420	$-
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$-	$103,499

TOP KINGWIN LTD

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited - Expressed in United States Dollars

For the six months ended June 30, 2024 and 2023

1.	General information and basis of presentation

General information

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services, including corporate business training, corporate consulting, advisory and transaction services to its clients in the People’s Republic of China (the “PRC”).

Top KingWin Ltd (Referred as “KingWin”) is a holding company incorporated in Cayman Island on February 16, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Sky Kingwin Ltd (Referred as “KingWin BVI”) established under the laws of the British Virgin Islands on March 15, 2022. KingWin BVI is also a holding company holding all of the outstanding equity of SKY KINGWIN (HK) LIMITED (Referred as “KingWin HK”) which was incorporated in Hong Kong on April 19, 2022. KingWin HK is a holding company holding all of the outstanding equity of Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (Referred as “Tiancheng Jinhui”) which was established on October 25, 2018 under the law of the PRC.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2024, the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income and cash flows for the six months ended June 30, 2024 and 2023, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2023. These unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the consolidated financial position, operating results and cash flows of the Company for each of the periods presented. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

2.	Revenue recognition

The Company’s revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. The Company revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, service obligations may be delivered over time or at a point in time. Control of the services is transferred over time if the Company’s performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If control of services transfers over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the client obtains control of the services.

The Company currently generates its revenue from the following table presents revenues by service categories for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended June 30,
	2024		2023
Service Category	$	% of revenues	$	% of revenues
Advisory and transaction services	146,515	10.8%	1,256,894	44.7%
Corporate business training services	454,357	33.6%	1,483,471	52.7%
Corporate consulting services	654,398	48.4%	74,299	2.6%
Others	95,851	7.1%	-	-%
Total revenues	1,351,121	100%	2,814,664	100%

Timing of revenue recognition

	For the six months ended June 30,
	2024	2023
Point in Time	1,351,121	2,814,664
Over Time	-	-
Total Revenue	1,351,121	2,814,664

The major customers which individually contributed more than 10% of total revenue of the Group for the six months ended June 30, 2024 and 2023 are listed as below:

	For the six months ended June 30,
	2024	2023
Customer A	-	19%
Customer B	-	12%
Customer C	-	11%

3.	Expenses by nature

	For the six months ended June 30,
	2024	2023
Cost of revenue (Note 3 (i))	981,389	746,661
Payroll and employee benefits (Note 3 (ii))	2,923,687	1,270,038
Depreciation and amortization (Note 3 (iii))	48,661	144,947
Professional services fee	702,628	811,843
Provision (reverse) for credit loss	(14,357)	114,462
Office and other expenses	396,229	739,643
Total cost of revenue, administrative expenses and selling expenses	5,038,237	3,827,594

	For the Six Months Ended June 30,
i) Service Category	2024	2023
Advisory and transaction services	-	-
Corporate business training services	257,121	674,499
Corporate consulting services	724,268	72,162
Others	-	-

	For the Six Months Ended June 30, 2024 and 2023
ii) Payroll and employee benefits:	2024	2023
Payroll and employee benefits incurred and classified as selling and administration expenses:
Salaries, allowances, bonus, benefits and in kind	1,150,087	1,270,038
Contributions to defined contribution retirement plan	-	-
Share based payments	1,773,600	-

Payroll and employee benefits incurred and classified as cost of revenue	230,241	285,087

	For the Six Months Ended June 30, 2024 and 2023
iii) Depreciation and amortization：	2024	2023
Property and equipment	43,960	13,129
Intangible assets	4,701	26,656
Right of use assets	106,548	105,162

4.	Loss per share

(a) Basic loss per ordinary share

The calculation of basic loss per ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by the weighted average number of ordinary shares outstanding.

(b) Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per ordinary share during the six months ended June 30, 2024 and 2023.

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the six months ended June 30, 2024 and 2023 presented:

	As of June 30,
	2024	2023
Numerator:
Net loss attributable to Top KingWin’s shareholders	(3,660,825)	(1,078,673)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	17,750,000	13,115,278
Denominator for basic and diluted net loss per share calculation	17,750,000	13,115,278
Basic and diluted net loss per share attributable to ordinary shareholders of Top KingWin’s shareholders	(0.21)	(0.08)

5.	Property, equipment and intangible assets

During the six months ended June 30, 2024, the Group incurred capital expenditure on property, equipment and intangible assets with a cost of $ 35,451 (six months ended June 30, 2023: $ 4,015,531).

For the six-month ended June 30, 2024 and 2023, no impairment losses were recognized with respect to property, equipment, and intangible assets.

6.	Business combination and goodwill

In December 2023, Sky KingWin Ltd (referred to as “Buyer”) entered into an agreement with Future Scope Advisors LTD, Visionary Strategies LTD, Mr. Zhiliang Hu and Ms. Li Qian . This agreement allowed the Buyer to acquire 100% equity interest in Industrial Insights Consulting LTD. The Seller, consisting of Future Scope Advisors LTD (referred to as “Seller 1”), Visionary Strategies LTD (referred to as “Seller 2”), Zhiliang Hu (referred to as “Seller 3”), and Li Qian (referred to as “Seller 4”), collectively owned shares in Industry Insights Consulting LTD. Therefore, through the agreement with Industry Insights Consulting LTD, Sky KingWin Ltd obtained complete ownership of Industrial Insights Consulting LTD. The total cash transfer consideration of the transaction was $4,000,000.

The acquisition of the 100 % equity interest in Industrial Insights Consulting LTD. was completed on December 20 2023 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$28,320
Accounts receivable, net	97,271
Prepayments	10,095
Other receivables, net	1,128,868
Property and equipment, net	4,906
Intangible assets, net	7,796
Accounts payable	(120,591)
Advance from clients	(1,822)
Accrued expenses and other payables	(128,693)
Goodwill	2,973,850
Total consideration	$4,000,000

The impairment loss of goodwill for the six months ended June 30, 2024 was nil.

7.	Share-based payments

The Corporation’s 2024 Equity Incentive Plan was formally adopted on February 22, 2024, with the objectives of fostering long-term corporate success, attracting and retaining high-caliber personnel, and aligning the interests of employees with those of the shareholders. The Plan encompasses a variety of equity grant options. In April 2024, under this scheme, a total of 3,000,000 Class A Ordinary Shares were granted to 11 employees and vested immediately and the exercise price was $0.5911 per share on May 1, 2024. The expense recognized for share-based compensation for the six-month period concluding on June 30, 2024, amounted to USD 1,773,300. Detailed information regarding the issuance and vesting of common shares is provided below:

8.	Equities Roll forward Schedule

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	(Accumulated deficits)	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2023	$10,963,040	$1,096	3,786,960	$379	$8,275,034	$282,545	$(928,311)	$(225,791)	$7,404,952

Net loss							(3,660,825)		(3,660,825)
Share-based payments	3,000,000	300			1,741,178				1,741,478
Foreign currency translation adjustment								(41,646)	(41,646)
Balance, December 31, 2024	$13,963,040	$1,396	3,786,960	$379	$10,016,212	$282,545	$(4,589,136)	$(267,437)	$5,443,959

9.	Material related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company for the six months ended June 30, 2023 and 2024 consisted of:

Name of Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2023, Mr. Ruilin Xu still holds 48.62% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.
Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.
Mr. Siqi Cao	The Company’s director, paid certain professional fees on behalf of the Company.
Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen Zhongtou Business Consulting Co., Ltd.
Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.
Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.
Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd.
Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.
Shenzhen Zhongtou Industrial Treasure Network Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.
Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.
Infinity worldwide holding.,Ltd.	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.
Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.
Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.
Shenzhen Investment Consulting Co., Ltd.	As of September 13, 2024, Mr. Zhiliang Hu hold 30% equity interest in Shenzhen Investment Consulting Co., Ltd.
Mr. Guangyuan Wei	As of November 5, 2024, Mr. Guangyuan Wei is the CEO and Chairman of Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.
Mr. Hongqing Zhang	Mr. Hongqing Zhang is the supervisors of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.

Key management personnel compensation

	As of June 30,	As of June 30,
	2024	2023
Short-term employment benefits (excluding discretionary bonus)	134,885	134,652
Discretionary bonus	3,004	10,474
Share based payments	1,773,600	-

Except for the above, there is no other transactions between with the company and its related parties for the six months ended June 30, 2024 and 2023.

Balances with related parties

	June 30,	December 31,
	2024	2023
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$9,977	$146,903
	$9,977	$146,903

Due from related parties
Shenzhen CIC Consulting Co., Ltd.	$-	$502,314
Shenzhen Zhongtou Shunshi Investment Management Co.	131,252	357,967
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	16,788	29,958
Shenzhen Zhongtou Industrial Planning & Consulting Co.	45,809	101,692
Shenzhen Zhongtou Big Data Technology Co.	16,334	25,606
Mr. Guangyuan Wei	1,238	-
Ms. Li Qian	-	12,253
Mr. Zhiliang Hu	-	2,336
Shenzhen Investment Consulting Co., Ltd.	218,953	-
Shenzhen Zhongtou Industrial Treasure Network Co.	40,538	86,973
Mr. Hongqing Zhang	1,268	-
	$472,180	$1,119,099

Due to related parties
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$29,035	$29,719
Infinity worldwide holding ltd	120,674	120,674
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	-	2,817
Shenzhen Zhongtou Industrial Planning & Consulting Co.	-	10,578
Shenzhen Zhongtou Industrial Treasure Network Co.	-	25,775
Ms. Li Qian	-	24,226
Mr. Zhiliang Hu	14,105	-
	$163,814	$213,789

10.	Subsequent Event

On September 5, 2024, the Company entered into a securities purchase agreement with 25 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to $38,000,000 of Class A ordinary shares, par value $0.0001 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.23 (the “Offering”). Upon satisfying all closing conditions, the Offering was consummated on September 10, 2024. The Company issued a total of 165,217,391 restricted Class A Ordinary Shares to the Purchasers. Upon closing of the Offering and as of the date of this report, there are 179,180,431 Class A Ordinary Shares issued and outstanding and 3,786,960 Class B ordinary shares, par value $0.0001 each, issued and outstanding.

The Company plans to use the proceeds from this Offering to launch its AI powered IT solution business. The Company, through its subsidiary in China, plan to purchase servers and chips, leveraging its supply chain advantages, customize such hardware by installing AI-powered system and software solutions, and ultimately offer such integrated solutions to clients in the intelligent manufacturing, urban construction, and healthcare industries.

On November 25, 2024, the Company entered into a securities purchase agreement with a selling shareholder (the “Selling Shareholder”). Following the fulfillment of all closing conditions, the Company issued a convertible note to the Selling Shareholder on November 26, 2024, in the original principal amount of $2,500,000 (the “Convertible Note”). The Convertible Note carries an annual interest rate of 11.75%, subject to periodic adjustments in accordance with its terms. The entire principal and any accrued interest on the Convertible Note will be due and payable twelve months after its issuance. The Selling Shareholder, however, has the option to extend the maturity for an additional twenty-four months, subject to mutual agreement. The Convertible Note includes an original issue discount of 10%. The Company is prohibited from prepaying any portion of the outstanding principal, accrued interest, or any unpaid late charges, if applicable. At any time after issuance, the Convertible Note may be converted into validly issued, fully paid, and non-assessable Class A Ordinary Shares in accordance with its terms and conditions. In the event of a Default, as defined in the Convertible Note, the Selling Shareholder may require the Company to redeem all or part of the Convertible Note by providing written notice.

On December 30, 2024, Sky KingWin Ltd (“Sky KingWin”), a wholly-owned subsidiary of the Company, entered into certain share purchase agreement (the “Asset Disposition SPA”) with Industry Insights Consulting LTD (the “Target”), a wholly-owned subsidiary of Sky KingWin, and Bosera Asset Management Co., Ltd., a New York company. The Purchaser agreed to purchase the Target in exchange for cash consideration of USD 480,000 (the “Purchase Price”), the payment of which was due by January 15, 2025.

On January 14, 2025, Sky KingWin and Bosera Asset Management Co., Ltd entered into a supplemental agreement to the Asset Disposition SPA (the “Supplemental Agreement”) and stipulated that the payment date for the Purchase Price is extended until March 31, 2025 (the “Extended Payment Date”). If the Purchase Price is not fully paid by the Extended Payment Date, a penalty of 1% will be applied to the remaining unpaid balance for each day the Purchase Price is delayed. All other terms of the SPA remain unchanged.